DATED December 3, 2018
FILED PURSUANT TO RULE 433
REGISTRATION NO. 333-217029
CATERPILLAR FINANCIAL SERVICES CORPORATION
MEDIUM-TERM NOTES, SERIES I, FLOATING RATE NOTES DUE 2020

SUBJECT	FINAL PRICING DETAILS

Issuer:	Caterpillar Financial Services Corporation
Title of Securities:	Medium-Term Notes, Series I, Floating Rate Notes Due 2020
Format:	SEC Registered-Registration Statement Number 333-217029
Trade Date:	December 3, 2018
Settlement Date (Original Issue Date):
December 7, 2018, which is the third business day following the Trade Date. Accordingly, purchasers who wish to trade the Medium Term Notes on any date prior to two business days before delivery will be required, because the Medium-Term Notes will not initially settle in T+2, to specify an alternative settlement date at the time of such trade to prevent a failed settlement and should consult their own advisors.

Maturity Date:	December 7, 2020
Principal Amount:	$400,000,000
Price to Public (Issue Price):	100.000%
Dealer’s Commission:	0.150% (15.0 basis points)
All-in-price:	99.850%
Net Proceeds to Issuer:	$399,400,000
Interest Rate Basis (Benchmark):	3 Month USD LIBOR
Index Currency:	U.S. Dollars
Spread (Plus or Minus):	+
Index Maturity:	Three Months
Interest Rate Calculation:	3 Month USD LIBOR determined on Interest Determination Date plus the Spread
Initial Interest Rate:	3 Month USD LIBOR as of two (2) London Business Days prior to the Original Issue Date plus the Spread
Interest Reset Periods and Dates:	Quarterly on the 7th of March, June, September and December of each year prior to the Maturity Date
Interest Determination Dates:	Quarterly, two (2) London Business Days prior to each Interest Reset Date
Interest Payment Dates:	Interest will be paid quarterly on the 7th of March, June, September and December of each year, commencing March 7, 2019 and ending on the Maturity Date
Day Count Convention:	Actual/360
Denominations:	Minimum denominations of $1,000 with increments of $1,000 thereafter
Joint Lead Managers & Bookrunners:	Citigroup Global Markets Inc. (23.34%)
Merrill Lynch, Pierce, Fenner & Smith Incorporated (23.33%)
MUFG Securities Americas Inc. (23.33%)
Co-Managers:	BBVA Securities Inc. (2.50%)
BNP Paribas Securities Corp. (2.50%)
BNY Mellon Capital Markets, LLC (2.50%)
Commerz Markets LLC (2.50%)
Deutsche Bank Securities Inc. (2.50%)
HSBC Securities (USA) Inc. (2.50%)
ING Financial Markets LLC (2.50%)
Itau BBA USA Securities, Inc. (2.50%)
Lloyds Securities Inc. (2.50%)
RBC Capital Markets, LLC (2.50%)
TD Securities (USA) LLC (2.50%)
U.S. Bancorp Investments, Inc. (2.50%)
Billing and Delivery Agent:	MUFG Securities Americas Inc.
Exchange Rate Agent:	U.S. Bank Trust National Association
Calculation Agent:	U.S. Bank Trust National Association
CUSIP:	14913Q2R9
Other Provisions:
Notice to European Economic Area Investors
This communication has been prepared on the basis that any offer of notes in any member state of the European Economic Area (“EEA”) which has implemented the Prospectus Directive (each, a “Relevant Member State”) will only be made to a legal entity which is a qualified investor under the Prospectus Directive (“Qualified Investors”). Accordingly any person making or intending to make an offer in that Relevant Member State of notes which are the subject of the offering contemplated in this communication may only do so with respect to Qualified Investors.  Neither the Issuer nor the managers have authorized, nor do they authorize, the making of any offer of notes other than to Qualified Investors. The expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.
No PRIIPs KID – No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

Notice to Swiss Investors
The notes may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or any other offering or regulated trading facility in Switzerland. Neither this communication nor any pricing supplement, prospectus supplement, prospectus or other marketing material constitute a prospectus as defined in article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus according to the Listing Rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland. Any resales of the notes by the underwriters thereof may only be undertaken on a private basis to selected individual investors  provided there is no publicity for the notes in Switzerland and no Swiss prospectus requirements are triggered. This communication and any pricing supplement, prospectus and prospectus supplement may not be copied, reproduced, distributed or passed on to others or otherwise made available in Switzerland without our prior written consent. By accepting this prospectus supplement and accompanying prospectus and prospectus supplement or by subscribing to the notes, investors are deemed to have acknowledged and agreed to abide by these restrictions. Investors are advised to consult with their financial, legal or tax advisers before investing in the notes.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at (888) 831-9146, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at (800) 294-1322 or MUFG Securities Americas Inc. toll free at (877) 649-6848.